April 26, 2010

Via Edgar and Fax (202-772-9198)

Mr. Jeff Riedler, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Neogen Corporation

File Number 000-17988

Form 10-K: For the Fiscal Year Ended May 31, 2009

Form 10-Q: For the Quarterly Periods Ended August 31, 2009

and

November 30, 2009

Definitive Proxy Statement on Schedule 14A

Dear Mr. Riedler:

This letter is provided by Neogen Corporation, a Michigan corporation (the “Company”), in response to the Staff’s comment letters dated February 23, 2010 and April 12, 2010 with respect to the above-referenced filings. We have set forth below each question contained in the Staff’s comment letter, followed by our response.

Form 10-K: For the Fiscal Year Ended May 31, 2009

Item 1. Business, page 4

Food Safety Segment, page 5

In response to prior comment 1, you disclose that your food safety kits are generally based on internally developed technology or technology that was acquired in connection with acquisitions. You also disclose, however, that in 2009 Food Safety royalty payments totaled $892,000, including payments of $346,000 for licenses related to the dairy antibiotics product line and $235,000 for allergen products. Please file copies of each license agreement and revise your disclosure to separately describe all the material terms of each agreement, including, but not limited to any payment provisions, range of royalty rates (ie. low single digit), aggregate milestones, usage restrictions, exclusivity provisions, term and termination provisions. Alternatively, please provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on any of these license agreements.

None of the royalty bearing arrangements would provide a disadvantage to Neogen’s continued manufacturing and marketing of the products upon the expiration of the patents and none of the patents are of a scope that would prevent competition from entering the same markets using a different technology. While the Company continues to believe that it is not substantially dependent on these licensing agreements and believes that they contain no information of significance for shareholders, it understands the contrary argument. Pursuant to your request, the Company will agree to file the requested license agreements; in so doing, the Company will seek to omit the specific royalty rates pursuant to a request for confidential treatment filed with the Commission pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. Section 200.83). As you will note below, the Company intends to disclose the approximate royalty rate (i.e. low single digit) for each of the agreements.

We propose to include the following beginning as the third paragraph of this section:

“The Company’s kits are generally based on internally developed technology or technology that was acquired in connection with acquisitions. In 2009 Food Safety royalty payments totaled $892,000, including payments of $346,000 for licenses related to the dairy antibiotics product line, $235,000 for allergen products and $125,000 for adenosine triphosphate (ATP) products. Of the remaining amount, payments totaling $144,000 represent amounts related to third party patents that expired during fiscal year 2009.

The exclusive dairy antibiotics patents are owned by Neogen. Royalties are paid to The University of Liege under agreements that expire in 2019 when the last of the patents expire. The royalties are based on world-wide revenues from sales of product in the general markets in which the Company operates. Royalty rates are in the low single digits and generally decline through the periods. The royalty payments compensate the University for scientific technical services provided in conjunction with the manufacturing and marketing of the product. Additionally the Company funds modest annual research contracts with the University and maintains market price based supply agreements for reagents produced by the University.

The allergen product license agreement provides for royalty payments to University of Nebraska through 2012 with provision for year to year extensions thereafter. Royalties are based on world-wide revenues under an exclusive agreement. Royalty rates are in the mid single digits. Under this agreement, Neogen has the first right of refusal for exclusive use of any food allergen research conducted by University of Nebraska that might lead to the development of a commercial product. There are no patents surrounding this technology and the technology is not considered to be patentable.

The license agreements related to the technology for detection of ATP provides for royalty rates in the low single digits through 2013. Royalties are based on world-wide revenues derived from the general markets in which the Company operates. Certain of the licenses are paid under the agreements related to the acquisition of the technology and others are related to the use of the technology. Underlying patents will expire in 2013.”

Definitive Proxy Statement filed September 1, 2009

Compensation Discussion and Analysis, page 13

Annual Bonus, page 15

2. We are reissuing prior comments 9 and 10. Please provide us with a draft Compensation Discussion and Analysis and Summary Compensation Table disclosure that provides revised disclosure of your bonuses earned in fiscal year 2009. Please revise your draft disclosure provided in your response letter to disclose and quantify

•	the factors considered in the “overall performance of the Company” for Messrs. Herbert, Bohannon and Current’s respective bonus, including

•	if you established and communicated goals to these executive officers, the level of achievement how the level of achievement affected the actual bonuses paid, or

•

if you did not establish and communicate goals to these executive officers, please describe the specific performance of the company that was considered and how this evaluation affected the actual bonus paid;

•	the specific achievements of Messrs. Herbert, Bohannon and Current’s that were included in the Compensation Committee’s analysis and how these achievements affected the actual bonus paid;

•	a separate discussion of each goal, target level and actual achievement level of each the specific divisional and operating goals established and communicated to Mr. Bradley and Ms. Morrical; and

•	a revised Summary Compensation Table disclosing the bonus amounts earned in the respective years.

In addition, you also disclose that “the Compensation Committee determined that the Company substantially met its overall target of $.93 of earnings per share; the actual performance was $.92 per share, which the Compensation Committee determined substantially, met the target, especially in light of the general economic upheaval during the 2009 fiscal year.” Please disclose how this relates to the bonuses earned by your named executive officers and which executive officers’ bonus included this earnings per share goal.

We propose to change the last sentence of the first paragraph on page 15 of the Definitive Proxy statement and add the following:

“Bonuses paid in Fiscal 2010 related to Fiscal 2009 are as follows:

Name	Target Value	Actual Payments	Payment as Percentage of Target

James L. Herbert	$155,000	$155,000	100%
Lon M. Bohannon	90,000	90,000	100%
Richard R. Current	35,000	35,000	100%
Edward L. Bradley	45,000	42,000	93%
Terri A. Morrical	45,000	30,000	66%

Target Values for bonuses to Mr. Herbert, Mr. Bohannon and Mr. Current are set by the Compensation Committee and communicated to the officers at the time that the prior year Actual Payments are communicated. Bonus payments were determined by the Compensation Committee based on overall performance of the Company and upon the Compensation Committee’s perception of the efforts expended and achievements of the officers during the fiscal year. The Compensation Committee took into account the recommendations of Mr. Herbert with respect to Mr. Bohannon’s bonus, and took into account the recommendations of Mr. Herbert and Mr. Bohannon with respect to Mr. Current’s bonus. Bonuses for Messrs. Herbert, Bohannon and Current are not based on any formula, but are solely within the discretion of the Compensation Committee. The Committee’s appraisal of the Company’s overall performance was based on revenues increasing 16% to approximately $119 million, which was in excess of the planned revenue as a part of the Company’s five-year plan, and the 17% increase in pretax income for the year all in a very difficult business environment. In addition revenues from international sources increased to 41% of total revenues. Net cash from operating activities was almost $11 million – up 40% compared to the previous year. During the year, the management team was responsible for an acquisition that added strategically to the company’s growth plans and to the Animal Safety Division’s revenue growth of 29% for the year. Additionally, the company was selected to the Standard and Poor’s 600 Index, named by Fortune Magazine to the list of the 100 fastest growing small public companies in America, and by Forbes Magazine as one of the 200 best small companies in America for the seventh time in nine years. Give the above facts, the Compensation Committee judged that the three senior managers had been responsible for a significant increase in shareholder value and therefore awarded the full bonus amounts.”

Bonuses for Mr. Bradley and for Ms. Morrical are based upon their achievement of specific divisional and operating goals for revenues, gross margins and expense categories. In the case of extraordinary performance in a specific category, awards can exceed 100% of the target value. In 2009, Mr. Bradley was awarded 93% of his target bonus of $45,000 and Ms. Morrical was awarded 66% of her target bonus of $45,000 based on their achievement of a series of performance goals. The specific targets and payments to these officers are summarized as follows:

	Opportunity	Payout
Edward Bradley
Increase in sales compared to prior year	$28,150	$20,100
Increase in gross margins compared to prior year	11,600	10,000
Decrease in sales and marketing expense compared to prior year	7,000	8,000
Subjective bonus for management in a difficult economy		3,900

Total	$46,750	$42,000

Terri Morrical
Increase in sales compared to prior year	$28,550	$14,600
Increase in gross margins compared to prior year	9,100	5,200
Decrease in sales and marketing expense compared to prior year	5,000	3,000
Completion of specific research study	2,000	—
Successful acquisition integration	3,000	3,000
Subjective bonus for management in a difficult economy		4,200

Total	$47,650	$30,000

Substantially all employees’ bonus arrangements, including all those of the Named Executive Officers, include a provision that the bonuses otherwise payable may be decreased in the event that specific earnings per share targets are not met. The Compensation Committee determined that the actual performance of $.92 per share substantially met the $.93 target, especially in light of the general economic upheaval during the 2009 fiscal year.”

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosures in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (517) 372-9200 x 2263 with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Neogen Corporation

/s/ Richard R. Current
Richard R. Current
Vice President &
Chief Financial Officer